Flowr Medical Cannabis Now Available to Qualified Patients Online at Shoppers Drug Mart

Toronto, Ontario, March 18th, 2019 — The Flowr Corporation (TSX.V: FLWR; OTC: FLWPF) (“Flowr” or the “Company”) today announced its FlowrRx products are now available for purchase through Shoppers Drug Mart’s online medical cannabis site, shoppersdrugmart.ca/cannabis.

On January 9, 2019, the two companies confirmed a sales agreement. This new relationship represents a major milestone in the de-stigmatization of medical cannabis’ place in mainstream medicine, and in simplifying cannabis delivery in Canada. Medical Cannabis by Shoppers Drug Mart is currently available only to patients in Ontario.

“We’re pleased to provide patients with the high quality and consistent products they seek, now with access to the world class patient care team that Shoppers Drug Mart has assembled,” said Vinay Tolia, Flowr’s Co-CEO. “Flowr’s premium medical cannabis is grown in what we believe is the industry’s most advanced GMP designed cultivation facility. This relationship is testament to our commitment to ultra-high-quality cannabis cultivation and further solidifies Flowr’s role in Canada’s medical cannabis landscape.”

Flowr announced in January that it had entered into an agreement to supply medical cannabis to Shoppers Drug Mart, creating the opportunity to significantly increase sales of Flowr’s medical cannabis products in Canada. Under the agreement, Shoppers Drug Mart will be the exclusive direct-to-patient online provider of FlowrRx products. Previously FlowrRx products were available online to patients registered via Flowr’s website.

To make an order, patients must submit a completed medical document from a health care practitioner to Shoppers Drug Mart directly to begin the process. Advisers will then contact the referring HCP to verify, then approve the patient who will be able to order immediately.

About The Flowr Corporation

Flowr, through its subsidiaries, holds a cannabis production and sales license granted by Health Canada. With a head office in Toronto and a production facility in Kelowna, BC, Flowr builds and operates large-scale, GMP-designed cultivation facilities utilizing its own growing systems. Flowr's investment in research and development along with its sense of craftsmanship and a spirit of innovation is expected to enable it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market.

For more information, visit www.flowr.ca. Follow Flowr on Twitter: @FlowrCanada; Facebook: Flowr Canada; Instagram: @flowrcanada; and LinkedIn: The Flowr Corporation.

On behalf of the Flowr Corporation:

Vinay Tolia

Co-CEO and Director

CONTACT INFORMATION:

U.S. MEDIA:
Tim Streeb
+1.646.677.1800
Tim.Streeb@icrinc.com

CANADIAN MEDIA:
Rebecca Brown
+1.647.456.5599
rebecca@crowns.agency

FOR INVESTORS ONLY:

Bram Judd
+1.647.483.7065 ext. 1520
bram@flowr.ca

Raphael Gross
+1.203.682.8253
Raphael.Gross@icrinc.com

Forward-Looking Information

This press release includes forward-looking information within the meaning of Canadian securities laws regarding Flowr and its business, which may include, but are not limited to: the Shoppers partnership being a major milestone in the de-stigmatization of medical cannabis’ place in mainstream medicine and in simplifying cannabis delivery in Canada, Shoppers planning to expand online nationwide and in-store in the near future, Shoppers providing access to a world class patient care team, Flowr’s products being grown in what it believes is the industry’s most advanced GMP designed cultivation facility, the Shoppers partnership solidifying Flowr’s role in Canada’s medical cannabis landscape, the Shoppers partnership creating the opportunity to significantly increase sales of Flowr’s medical cannabis products in Canada, Flowr’s facilities being designed in a way that should enable it to provide patients with both high quality products and consistent benefits, Flowr’s investment in research and development along with its sense of craftsmanship and a spirit of innovation enabling it to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market and other factors. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative and grammatical variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are based on the current expectations of Flowr’s management and are based on assumptions and subject to risks and uncertainties. Although Flowr’s management believes that the assumptions underlying these statements are reasonable, they may prove to be incorrect. The forward-looking events and circumstances discussed in this press release may not occur by certain specified dates or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Flowr, including risks relating to the inability to continue to supply patients online, the inability of the Flowr products providing Shoppers’ clients with a premium option, Flowr’s cultivation team failing to achieve the standards or level of products described herein, including with respect to quality and consistency of product offerings, the supply agreement with Shoppers not providing Flowr with the benefits described herein, including, without limitation, not increasing sales of Flowr’s medical products, the inability of Flowr to capture any portion of the expected Canadian medical cannabis market, the inability of Flowr to maintain its facilities at the standards described herein and using strict processes to enable it to provide patients with high quality and consistent products, which could significantly impact sales of Flowr’s products, the Shoppers partnership not de-stigmatization medical cannabis’ place in mainstream medicine and in simplifying cannabis delivery in Canada, Shoppers not expanding its product offerings online nationwide and in-store in the near future or at all, which could have a material adverse effect on sales of Flowr’s products, Shoppers not providing patients with access to a world class patient care team, Flowr’s facility failing to be the industry’s most advanced GMP designed cultivation facility, which could significantly impact the quality and safety of Flowr’s products, the Shoppers partnership not solidifying Flowr’s role in Canada’s medical cannabis landscape, Flowr not being able to provide premium-quality cannabis that appeals to the adult-use recreational market and addresses specific patient needs in the medicinal market, Flowr’s inability to excel at cultivating premium cannabis, Flowr’s inability to construct its facilities, or in the time anticipated, Flowr requiring additional financing from time to time in order to continue its operations and such financing may not be available when needed or on terms and conditions acceptable to the Company, new laws or regulations adversely affecting the Company’s business and results of operations, results of operation activities and development of projects, project cost overruns or unanticipated costs and expenses, the inability of Flowr’s products to be high quality, the inability of Flowr to produce and distribute premium, high quality products, the inability to supply products or any delay in such supply, which could result in significant penalties or costs being imposed on Flowr, Flowr’s securities, the inability to generate cash flows, revenues and/or stable margins, the inability to grow organically, risks associated with the geographic markets in which Flowr operates and/or distributes its products, risks associated with fluctuations in exchange rates (including, without limitation, fluctuations in currencies), risks associated with the use of Flowr’s products, the cannabis industry and the regulation thereof, the failure to comply with applicable laws, risks relating to partnership arrangements, possible failure to realize the anticipated benefits of partnership arrangements, including those described herein, product launches (including, without limitation, unsuccessful product launches), the inability to launch products, the failure to obtain regulatory approvals, economic factors, market conditions, risks associated with the acquisition and/or launch of products, the equity and debt markets generally, risks associated with growth and competition (including, without limitation, with respect to Flowr’s products), general economic and stock market conditions, risks and uncertainties detailed from time to time in Flowr’s filings with the Canadian Securities Administrators and many other factors beyond the control of Flowr. Although Flowr has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. No forward-looking information can be guaranteed. Except as required by applicable securities laws, forward-looking information speaks only as of the date on which it is made and Flowr undertakes no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this press release.